UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-37773

Merus N.V.

(Translation of registrant’s name into English)

Yalelaan 62

3584 CM Utrecht, The Netherlands

+31 30 253 8800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 12, 2019, Merus N.V. (the “Company”) issued a press release (the “Press Release”) announcing the Company’s financial results for the three and nine months ended September 30, 2019.

The unaudited condensed consolidated financial statements of the Company as of and for the three and nine months ended September 30, 2019 are furnished herewith as Exhibit 1 to this Report on Form 6-K and the Press Release is furnished herewith as Exhibit 2 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

1	Unaudited condensed consolidated financial statements for Merus N.V. as of and for the three and nine months ended September 30, 2019.

2	Press Release of Merus N.V., announcing the Company’s unaudited condensed consolidated financial results for the three and nine months ended September 30, 2019, dated November 12, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: November 12, 2019	By:	/s/ Ton Logtenberg
		Name:	Ton Logtenberg
		Title:	President, Chief Executive Officer and Principal Financial Officer